

ALEXANDRIA.

Contact: **Joel S. Marcus**
                Chief Executive Officer
                Alexandria Real Estate Equities, Inc.
                (626) 578-9693


ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
FIRST QUARTER 2004 RESULTS

**– Company Reports Funds from Operations of $1.10 Per Share (Diluted), Up 6%, and
Net Income Available to Common Stockholders of 67 Cents Per Share (Diluted),
Up 29%, for First Quarter 2004 Over First Quarter 2003 –**


Highlights
- First Quarter 2004 Funds from Operations (FFO) of $1.10 Per Share (Diluted)
- First Quarter 2004 Total Revenues Up 7%, FFO Up 8% and FFO Per Share (Diluted) Up 6% Over First Quarter 2003
- First Quarter 2004 Net Income Available to Common Stockholders of 67 Cents Per Share (Diluted), Up 29% Over First Quarter 2003
- Executed 23 Leases for 295,000 Square Feet of Space
- Closed Sale of 42,000 Square Foot Office Property in Suburban Washington D.C.
- Closed $38 Million Fixed Rate Loan

PASADENA, CA. – May 3, 2004 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the quarter ended March 31, 2004.

For the first quarter of 2004, Alexandria reported FFO of $21,469,000, or $1.10 per share (diluted), on total revenues of $42,775,000, compared to FFO of $19,840,000, or $1.04 per share (diluted), on total revenues of $40,039,000 for the first quarter of 2003. Comparing the first quarter of 2004 to the first quarter of 2003, total revenues increased 7%, FFO increased 8% and FFO per share (diluted) increased 6%. FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of FFO to GAAP net income is included in the financial information accompanying this press release. Net income available to common stockholders for the first quarter of 2004 was $13,115,000, or 67 cents per share (diluted), compared to net income available to common stockholders of $9,924,000, or 52 cents per share (diluted), for the first quarter of 2003. Net income for the first quarter of 2004 includes a gain on sale of property aggregating $1,627,000, while net income for the first quarter of 2003 includes a loss on sale of property aggregating $455,000.


(more)


The Company announced that it had executed a total of 23 leases during the first quarter of 2004 for approximately 295,000 square feet of space at 14 different properties (excluding 16 month-to-month leases for approximately 61,000 square feet which were effective during the quarter). Of this total, approximately 133,000 square feet were for redeveloped, developed or previously vacant space at eight properties, approximately 112,000 square feet of which were delivered from the Company's redevelopment or development programs, with the remaining approximately 21,000 square feet for previously vacant space. The remaining approximately 162,000 square feet were for new or renewal leases related to previously leased space. Rental rates for new or renewal leases were on average approximately 11% higher (on a GAAP basis) than expiring leases.

The Company announced the closing of the sale in February 2004 of an office property containing approximately 42,000 square feet in Suburban Washington D.C. at a gain of approximately $1.6 million. The Company also announced the closing of a secured debt financing for $38 million in March 2004. The debt bears interest at 5.82%, is payable based on a 28-year amortization schedule, and is due in 2016.

Based on the Company's current view of existing market conditions and certain current assumptions, the Company has updated its prior earnings guidance:

	2004	2005
Fully diluted net income per common share *	$2.45	$2.82
Fully diluted FFO per common share	$4.48	$4.73

* excludes gains or losses on sales of real estate

In providing this guidance, the Company stated that its Series A preferred stock may be redeemed on or after June 14, 2004. The write-off of offering costs in connection with any assumed redemption of this preferred stock, if at all, has not been considered or reflected in the guidance set forth above.

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate operating company principally focused on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product and service companies, not-for-profit scientific research institutions, universities and related government agencies. Alexandria's portfolio currently consists of 89 properties comprising approximately 5.7 million square feet of office/laboratory space.

This press release contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Form 10-K Annual Report and other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Income statement data		
Total revenues	$ 42,775	$ 40,039
Expenses		
Rental operations	8,735	8,576
General and administrative	3,636	3,549
Interest	6,709	6,871
Depreciation and amortization	9,981	9,374
	29,061	28,370
Income from continuing operations	13,714	11,669
Income from discontinued operations, net	1,626	480
Net income	15,340	12,149
Dividends on preferred stock	2,225	2,225
Net income available to common stockholders	$ 13,115	$ 9,924
Weighted average shares of common stock outstanding		
-Basic	19,206,954	18,895,821
-Diluted	19,584,003	19,136,372
Net income per common share		
-Basic		
Income from continuing operations	$ 0.71	$ 0.62
Income from discontinued operations, net	$ 0.08	$ 0.03
Net income	$ 0.80	$ 0.64
Net income available to common stockholders	$ 0.68	$ 0.53
-Diluted		
Income from continuing operations	$ 0.70	$ 0.61
Income from discontinued operations, net	$ 0.08	$ 0.03
Net income	$ 0.78	$ 0.63
Net income available to common stockholders	$ 0.67	$ 0.52

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Funds from operations (1)		
Net income	$ 15,340	$ 12,149
Add		
Depreciation and amortization (2)	9,981	9,461
Subtract		
Dividends on preferred stock	(2,225)	(2,225)
(Gain) loss on sales of property (3)	(1,627)	455
Funds from operations (FFO)	$ 21,469	$ 19,840
FFO per common share		
-Basic	$ 1.12	$ 1.05
-Diluted	$ 1.10	$ 1.04
Reconciliation of net income available to common stockholders per share (diluted) to FFO per common share (diluted)		
Net income available to common stockholders per share (diluted)	$ 0.67	$ 0.52
Depreciation and amortization per common share (2)	$ 0.51	$ 0.49
(Gain) loss on sales of property per common share (3)	$ (0.08)	$ 0.02
FFO per common share (diluted)	$ 1.10	$ 1.04

	As of March 31, 2004	As of March 31, 2003
Balance sheet data		
Rental properties, net	$ 1,016,385	$ 974,015
Total assets	$ 1,294,820	$ 1,211,291
Total liabilities	$ 783,096	$ 723,599
Stockholders' equity	$ 511,724	$ 487,692

(1) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the mis-correlation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of funds from operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance of REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO.

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) (Gain) loss on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the quarter ended March 31, 2004 and the disposition of a property in the San Francisco Bay market during the quarter ended March 31, 2003. (Gain) loss on sales of property is included on the income statement in income from discontinued operations.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
Operational data					
Breakdown of Revenues from Continuing Operations (a)					
Rental Income	$ 33,774	$ 32,686	$ 31,258	$ 31,248	$ 31,222
Tenant Recoveries	8,314	7,645	8,122	7,830	8,479
Other Income	687	648	705	377	338
Total	$ 42,775	$ 40,979	$ 40,085	$ 39,455	$ 40,039
Funds from Operations Per Share - Diluted (b)	$ 1.10	$ 1.08	$ 1.06	$ 1.05	$ 1.04
Dividends Per Share on Common Stock	$ 0.60	$ 0.58	$ 0.56	$ 0.53	$ 0.53
Dividend Payout Ratio (Common Stock)	54.2%	53.1%	52.6%	50.5%	50.8%

	As of				
	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
Other data					
Number of Shares of Common Stock Outstanding					
at end of period	19,378,282	19,264,023	19,161,756	19,058,773	19,006,223
Number of Properties (c)					
Acquired/completed during period	1	3	--	--	1
Sold/reconstruction during period	(1)	(1)	(1)	--	(2)
Owned at end of period	89	89	87	88	88
Square Feet (c)					
Acquired/completed during period	103,816	215,824	--	--	51,340
Sold/reconstruction during period	(42,142)	(171,475)	(96,500)	--	(70,281)
Owned at end of period	5,744,112	5,682,438	5,638,089	5,734,589	5,734,589

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.

(b) The White Paper on Funds from Operations ("FFO") issued by the Board of Governors of the National Association of Real Estate Investment Trusts in April 2002 defines FFO as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains or (losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. See page 4 for a reconciliation of FFO for the first quarter of 2004 to net income, the most directly comparable GAAP financial measure.

(c) Includes assets "held for sale" during the applicable periods such assets were "held for sale".

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31, 2004		December 31, 2003	
Assets				
Rental properties, net	$	1,016,385	$	982,297
Properties under development		131,955		153,379
Cash and cash equivalents		4,356		4,985
Tenant security deposits and other restricted cash		13,909		11,057
Tenant receivables		2,504		1,969
Deferred rent		34,559		31,503
Investments		48,842		47,126
Other assets		42,310		40,261
Total assets	$	1,294,820	$	1,272,577
Liabilities and stockholders' equity				
Secured notes payable	$	355,898	$	320,007
Unsecured line of credit and unsecured term loan		363,000		389,000
Accounts payable, accrued expenses and tenant security deposits		50,717		43,408
Dividends payable		13,481		13,027
Total liabilities		783,096		765,442
Total stockholders' equity		511,724		507,135
Total liabilities and stockholders' equity	$	1,294,820	$	1,272,577

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
March 31, 2004
(Dollars in thousands)
(Unaudited)

Principal Maturities / Rates (1)

Year	Amount	Weighted Average Interest Rates
2004	$ 7,718 (2)	7.72%
2005	28,838 (3)	3.86% (3)
2006	26,190	7.85% (3)
2007	15,738	7.78%
2008	38,505	7.20%
Thereafter	238,688	7.07%
Subtotal	355,677	6.93%
Unamortized Premium	221	
Total	$ 355,898	

Secured and Unsecured Debt Analysis

	Balance	% of Balance	Weighted Average Effective Interest Rate	Weighted Average Maturity
Secured Debt	$ 355,898	49.51%	6.93%	7.2 Years
Unsecured Debt	363,000 (4)	50.49%	2.63% (4)	3.4 Years
Total Debt	$ 718,898	100.00%	4.75%	5.3 Years

Floating and Fixed Rate Debt Analysis

	Balance	% of Balance	Weighted Average Effective Interest Rate	Weighted Average Maturity
Fixed Rate Debt	$ 333,415	46.38%	7.20%	7.6 Years
Floating Rate Debt	385,483 (4)	53.62%	2.64% (4)	3.3 Years
Total Debt	$ 718,898	100.00%	4.75%	5.3 Years

(1) Excludes our unsecured line of credit.
(2) Of this amount, $3,331,000 represents the outstanding balance of a loan maturing in August 2004 which will be paid down with proceeds from our unsecured line of credit.
(3) Of this amount, $22,483,000 represents the outstanding balance on a loan related to a property developed in the San Francisco Bay market, which has a maturity of January 2005, and may be extended, at our option, for an additional year. If we extend the maturity of this loan to 2006, the weighted average interest rates for 2005 and 2006 would be 7.17% and 5.57%, respectively.
(4) A portion of our floating rate debt is hedged by existing swap agreements (see page 8). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements [1]
March 31, 2004
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at March 31, 2004	Interest Pay Rates	Termination Dates
Hedges for Unsecured Line of Credit					
March 2002	December 31, 2002	$ 50,000	$ 50,000	5.364%	December 31, 2004
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.855%	June 30, 2005
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.865%	June 30, 2005
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.155%	December 31, 2005
March 2004	December 31, 2004	$ 25,000	$ --	2.956%	December 31, 2006
March 2004	December 31, 2004	$ 25,000	$ --	2.956%	December 31, 2006
			$ 200,000		
Hedges for Unsecured Term Loan					
December 2003	December 31, 2003	$ 50,000	$ 50,000	1.530%	December 31, 2004
December 2003	December 31, 2004	$ 50,000	$ --	3.000%	December 30, 2005
December 2003	December 30, 2005	$ 50,000	$ --	4.150%	December 29, 2006
December 2003	December 29, 2006	$ 50,000	$ --	5.090%	October 31, 2008
			$ 50,000		
Total Interest Rate Swaps in Effect at March 31, 2004			$ 250,000		

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
March 31, 2004
(Dollars in thousands)

Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentage
California - Pasadena	1	31,343	$ 526	63.3% (1)
California - San Diego	21	938,446	26,270	95.0%
California - San Francisco Bay	10	642,578	19,918	100.0%
Eastern Massachusetts	10	640,317	21,929	86.8%
New Jersey/Suburban Philadelphia	4	267,319	5,352	100.0%
Southeast	5	259,414	3,810	76.7% (1)
Suburban Washington D.C.	19	1,526,856	26,084	91.7%
Washington - Seattle	6	543,780	19,458	99.8%
Total	76	4,850,053	$ 123,347	93.2% (2)

(1) All, or substantially all, of the vacant space is office or warehouse space.
(2) Excludes occupancy at properties under full or partial redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			Cash Basis (1)		
	Quarter Ended			Quarter Ended		
	3/31/04	3/31/03	% Change	3/31/04	3/31/03	% Change
Revenue (2)	$ 34,198	$ 33,660	1.6%	$ 32,298	$ 32,168	0.4%
Operating expenses	6,918	7,096	-2.5%	6,918	7,096	-2.5%
Revenue less operating expenses	$ 27,280	$ 26,564	2.7%	$ 25,380	$ 25,072	1.2%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "First Quarter Same Properties").

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the First Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the First Quarter Same Properties, as applicable, (excluding termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line adjustments for the quarter ended March 31, 2004 and 2003 for the First Quarter Same Properties were $1,900,000 and $1,492,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended March 31, 2004

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes		TI's/Lease Commissions Per Foot	Average Lease Terms
Lease Activity								
Lease Expirations								
Cash Basis	38	499,944	$21.17	--	--		--	--
GAAP Basis	38	499,944	$21.78	--	--		--	--
Renewed / Releasable Space Leased								
Cash Basis	13	161,956	$22.35	$22.52	0.8%	--	$4.25	4.7 years
GAAP Basis	13	161,956	$22.27	$24.69	10.9%	--	$4.25	4.7 years
Month-to-Month Leases In Effect								
Cash Basis	16	60,784	$21.24	$21.28	0.2%		--	--
GAAP Basis	16	60,784	$22.27	$22.30	0.1%		--	--
Redeveloped/Developed/								
Vacant Space Leased	10	132,939	--	$19.58	--	--	$25.48	9.1 Years
Cash Basis	10	132,939	--	$28.73	--	--	$25.48	9.1 Years
GAAP Basis								
Leasing Activity Summary								
Excluding Month-to-Month Leases								
Cash Basis	23	294,895	--	$21.20	--		--	--
GAAP Basis	23	294,895	--	$26.51	--		--	--
Including Month-to-Month Leases								
Cash Basis	39	355,679	--	$21.21	--		--	--
GAAP Basis	39	355,679	--	$25.79	--		--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
March 31, 2004

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Lease Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2004	59	(1)	356,463	7.3%	$24.21
2005	28		304,595	6.2%	$28.70
2006	35		809,016	16.5%	$24.55
2007	19		364,744	7.4%	$23.69
2008	13		319,560	6.5%	$28.13

(1) Includes 20 month-to-month leases for approximately 61,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
March 31, 2004

Markets	Estimated In-Service Dates	Total Rentable Square Footage
California – San Diego	1Q05	45,000
Southeast	2Q05	96,000
Suburban Washington D.C.	4Q04	95,000
Suburban Washington D.C.	2Q05	73,000
Washington – Seattle	4Q04	62,000 (1)
Total		371,000

(1) Excludes certain portions of the property which were delivered to tenants effective 1Q04.

Our properties under development are ground-up development projects of office/laboratory facilities. As required under GAAP, interest is being capitalized on these projects, as activities are ongoing to bring the assets to their intended use.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
March 31, 2004

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property	Total Square Footage Being Redeveloped
California – San Diego	3Q05	17,590	17,590
California – San Diego	3Q05	71,510	71,510
California – San Francisco Bay	Various	153,837	35,515
California – San Francisco Bay	1Q05	98,964	35,016
California – San Francisco Bay	3Q04	32,074	11,000
Eastern Massachusetts	1Q05	96,150	66,540
Eastern Massachusetts	3Q04	46,700	46,700
New Jersey/Suburban Philadelphia	4Q04	37,000	37,000
New Jersey/Suburban Philadelphia	2Q05	42,600	42,600
Southeast	Various	119,916	42,912
Suburban Washington D.C.	2Q05	131,415	67,709
Washington – Seattle	TBD	46,303	22,239
Total		894,059	496,331

Average occupancy for properties under full or partial redevelopment as of March 31, 2004 was approximately 44.5% and is not included in the occupancy of the operating portfolio. Our redevelopment program involves activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from the operating portfolio and related statistics (e.g. occupancy information, same property performance, etc.). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to the portion undergoing redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Capital Costs
For the Three Months Ended March 31, 2004
(Dollars in thousands)

Property-related capital expenditures (1)	$ 558
Leasing costs (2)	$ 114
Property-related redevelopment costs (3)	$ 19,228
Property-related development costs	$ 6,112

(1) Property-related capital expenditures include all capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures or costs related to the redevelopment of a property. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 90% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.
(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space. Leasing costs exclude tenant improvements that are revenue-enhancing.
(3) Includes certain capital expenditures recoverable from tenants of approximately $952,000.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the First Quarter Ended March 31, 2004

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the first quarter ended March 31, 2004.

Date: May 3, 2004

Time: 4:00 P.M. Eastern Daylight Time

Phone Number: (913) 981-5558

Confirmation Code: 713458